DISTRIBUTION AGREEMENT

THIS AGREEMENT made as of the 1st day of March 2005.

BETWEEN:

DIAMANT™ FILM INC. a corporation incorporated under the laws of the Province of Ontario and having its head office at 7100 Warden Ave., Unit 5, Markham, Ontario, L3R 8B5, (hereinafter called "DIAMANT™")

OF THE FIRST PART

- and -

VICTORY PACKAGING, a limited Partnership, having its head office at 910 West Little York, Houston, Texas 77027 U.S.A.

and

GOLDEN STATE CONTAINER, a limited Partnership, having its head office at 910 West Little York, Houston, Texas 77027 U.S.A.

jointly and severally (hereinafter called the "Distributor")

OF THE SECOND PART

WHEREAS DIAMANT™ is a manufacturer and supplier of the products listed in Schedule "A" attached hereto (the "Products");

AND WHEREAS the Distributor wishes to obtain from DIAMANT™ the exclusive right to market and distribute the Products throughout the continental United Stated of America, (hereinafter referred to as the "Territory") on the terms and subject to the conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein, the sum of Ten dollars now paid by each party hereto to each of the other parties hereto, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

1.00 Appointment of Distributor

1.01 DIAMANT™ appoints the Victory Packaging and Golden State Container as its Distributor in the Territory for the Products upon the terms and conditions herein set out in 1.04.

1.02 The Distributor hereby accepts its appointment as the distributor in the Territory and agrees to purchase the Products from DIAMANT™ in accordance with the provisions herein set out 1.04.

1.03 As the authorized Distributor, the Distributor agrees to use its best efforts to sell and market the Products.

1.04 The Distributor shall have the right for up to five years to market and distribute the Product throughout the Territory in the herein defined markets: The exclusive markets are:

a. Industrial - (Professional Packaging Plants of Meat, Poultry, Fish, etc.) Wherein the Product is packed on Automatic Machines and/or Hand Wrapped on the automated packaging lines; and

b. Supermarkets - wherein the Product is Automated Machine and Hand Film Wrap that is utilized on the automated packaging lines and hand wrapping stations.

2. The Territory for Supplier exclusivity is the continental United States of America.

3. The non-exclusive markets will consist of:

a. Institutional - (Hospitals, Hotels and Catering Businesses, etc.) wherein the Product is for manual or machine wrap and Cutter boxes; and

b. Catering Industry - wherein the Product is for manual or machine wrap, Cutter boxes and Consumer rolls.

c. United States of America Military

2.00 Exclusivity of Appointment

2.01 Providing the Distributor has not breached any of the provisions of this Agreement and so long as the Distributor diligently and faithfully carries out its duties and obligations imposed on it by this Agreement, the Distributor, shall for the term of this Agreement be the exclusive sales and service representative of DIAMANT™ to sell and service the Products within the Territory and DIAMANT™ shall not appoint any other sales or service representative nor otherwise distribute or sell the Products in the Territory, except as herein provided.

3.00 Status of Distributor

3.01 The status of the Distributor shall be that of an independent contractor and the Distributor shall have no authority to assume or create any obligation whatsoever, expressed or implied, in the name of DIAMANT™, nor to bind DIAMANT™ in any manner whatsoever. The Distributor shall have no authority hereunder to enter into any contract of sale or employment on behalf of DIAMANT™, nor to endorse DIAMANT's cheques, nor to make allowances or adjustments on DIAMANT's accounts for the return of merchandise, except pursuant to the written authorization of DIAMANT™.

4.00 Subdistributors, Assignment

4.01 DIAMANT™ hereby grants to the Distributor the right to appoint persons or companies as its sub- distributors (herein called "Subdistributors") of the Products in the Territory subject to prior approval in writing by DIAMANT™, provided however that the appointment by the Distributor of one or more Subdistributors does not relieve the Distributor of any of its obligations hereunder.

5.00 Expenses

5.01 All expenses in connection with the Distributor's performance of this Agreement and its activities as sales and service representative for DIAMANT™, including but not limited to travel, automobile, salaries, supplies, transportation, meals, lodging, insurance, advertising and taxes shall be borne by the Distributor and the Distributor shall be solely responsible for the payment thereof save and except for those items set out in Schedule "D".

6.00 Required Purchase Quantity

6.01 The Distributor shall purchase directly from DIAMANT™ the minimum quantities of the Products as set out in Schedule "B" attached hereto provided DIAMANT™ can supply the Distributor's orders in a timely manner.

6.02 In the event that the Distributor shall not purchase and pay for the minimum purchase requirements in any twelve-month period commencing upon the date hereof, DIAMANT™ shall have the right on thirty (30) days' notice after a written communication and if Distributor shall fail to remedy the default within the notice period of 30 days, to appoint further or other distributors within the Territory and thereafter, the Distributor shall no longer have exclusive rights to sell or service the Product within the Territory.

7.00 Purchase and Sale of the Products

7.01 Subject to and in accordance with the terms and conditions of this Agreement, DIAMANT™ hereby agrees to sell to the Distributor, and the Distributor agrees to buy from DIAMANT™, the Products at the price (the "Purchase Price") as set forth in Schedule "C" attached hereto. The Distributor shall be entitled to sell the Products to any customers without restriction in the Territory.

7.02 The prices set out in Schedule "C" hereto shall remain in full force and effect from the date of the execution of this Agreement unless written notice is provided to the Distributor by DIAMANT™, setting out an amended price list. Any written price increase provided by DIAMANT™ to the Distributor shall take effect at least thirty (30) days from the date that DIAMANT™ delivers the Notice as provided herein. Any reduction in price shall be deemed to be effective immediately on delivery of notice by DIAMANT™ and the Distributor shall have the benefit of the lower price for any further orders after such notice.

7.03 All prices for the Products referred to herein are payable by the Distributor to DIAMANT™ in the currency of Continental United States of America.

8.00 Shipping and Payment Arrangements

8.01 The Products will be shipped to the destination stipulated by the Distributor upon receipt by DIAMANT™ of the Distributor's purchase order. The Products shall be sold F.O.B. Distributor's designated delivery address, where title and risk shall pass to the Distributor. It is expected that DIAMANT™ will deliver in an industry standard time frame.

8.02 DIAMANT™ shall pay all shipping costs including, without limiting the generality of the foregoing, export duties, import duties, applicable taxes, appropriate insurance and storage costs incurred in connection with the Products to Distributor's designated delivery point.

8.03 Payment terms are 2% 10, Net 30 days,

9.00 Obligations of DIAMANT™

9.01 DIAMANT™ agrees that during the term of this Agreement, it shall:

(a) sell to the Distributor, at the Purchase Price, such quantities of the Products as are ordered by the Distributor from time to time;

(b) deliver all orders of the Products, upon the terms otherwise set out herein.

(c) refund or credit to the account of the Distributor the amounts paid or owing by the Distributor for any Products which are defective or faulty so as to be unsaleable and which the Distributor returns to DIAMANT™ within ten (10) days of delivery to Distributor, provided that the fault or defect does not arise as result of the actions of the Distributor or breach of the Distributor's obligations under this Agreement;

(d) use its best efforts to maintain or improve the quality and standards of the Products;

(e) provide to the Distributor, at its cost, any and all sales promotional material, brochures, price lists and any other literature relative to the Products at such time and in such quantities as may be mutually agreed upon from time to time;

(f) assist the Distributor by all reasonable means in selling and distributing the Products to customers, including, without limitation, co-coordinating sales programs with the Distributor.

9.02 DIAMANT™ agrees that during the term of this Agreement, it shall not:

(a) withhold delivery of the Products ordered by the Distributor for any reason other than nonpayment in respect of previous orders or breach of any of the terms and conditions of this Agreement;

(b) distribute, sell, or solicit orders for the Products within or for ultimate delivery to any place within the Territory defined herein without the prior written consent of the Distributor so long as the Distributor is the exclusive distributor within the Territory.

10.00 Responsibilities of the Distributor

10.01 The Distributor agrees that during the term of this Agreement, it shall:

(a) Comply and cause all its Subdistributors or parties appointed by it to comply, with all applicable laws in the Territory relating to the advertising, distribution and sale of the Products and with the terms and conditions of this Agreement;

(b) Devote its best efforts to the performance of its obligations under this Agreement;

(c) Make every reasonable effort and use proper means to develop the market potential for trade in the Products, and actively solicit orders for the sale of the Products, provided that in no event shall the Distributor be required to expend any moneys on advertising or other marketing and sale techniques, except as the Distributor, in its sole discretion, determines appropriate; and

(d) Develop, promote and maintain with customers the goodwill and reputation of the Products; and

(e) Order and pay for the minimum annual product purchase requirements under this agreement..

10.02 The Distributor agrees that during the term of this Agreement, it shall not:

(a) distribute, sell or solicit orders for the Products outside the Territory, nor will it permit or allow any Subdistributor, or party appointed by it, to distribute, sell, or solicit orders for the Products outside the Territory, except as may expressly be authorized by DIAMANT™ in writing.

11.00 Representations and Warranties

11.01 The Distributor acknowledges that DIAMANT™ is relying upon the representations and warranties set out in this Agreement and in connection with its entering into this Agreement the Distributor represents and warrants as follows:

(a) the Distributor VICTORY PACKAGING is a limited partnership established under the laws Texas, having its head office at 910 West Little York, Houston, Texas 77027 U.S.A. 1866-624-3472 and

GOLDEN STATE CONTAINER is a limited partnership established under the laws Texas having its head office at 910 West Little York, Houston, Texas 77027 U.S.A. 1-866-624-3472

(b) The Distributor has all requisite power and authority to execute and deliver this Agreement and has all necessary power and authority to perform the obligations of the Distributor as set out herein;

(c) the entering into of this Agreement will not result in the violation of any of the terms and provisions of any Agreement, written or oral, to which the Distributor may be a party; and

(d) the execution and delivery of this Agreement has been duly authorized by all necessary actions on the part of the Distributor and this Agreement when duly executed and delivered by the Distributor will constitute a legal and binding obligation of the Distributor enforceable in accordance with its terms.

11.02 DIAMANT™ acknowledges that the Distributor is relying upon the representations and warranties set out in this Agreement and in connection with its entering into this Agreement DIAMANT™ represents and warrants as follows:

(a) DIAMANT™ is a valid subsisting corporation incorporated pursuant to the laws of the Province of Ontario;

(b) DIAMANT™ has all requisite power and authority to execute and deliver this Agreement and has all necessary power and authority to perform the obligations as set out herein;

(c) the entering into of this Agreement will not result in the violation of any of the terms and provisions of any Agreement, written or oral, to which DIAMANT™ may be a party;

(d) the execution and delivery of this Agreement has been duly authorized by all necessary actions on the part of DIAMANT™ and this Agreement when duly executed and delivered by DIAMANT™ will constitute a legal and binding obligation of DIAMANT™ enforceable in accordance with its terms; and

12.00 Termination

12.01 This Agreement shall come into effect on its date of execution and shall continue in full force and effect, unless terminated earlier in accordance with the terms set out below, until March 1, 2010 (the "Initial Term").

12.02 The Distributor may terminate this Agreement at any time for any reason whatsoever by providing thirty (30) days' written notice to DIAMANT™, provided that prior to providing such notice, the Distributor shall have paid all moneys owing to DIAMANT™ by the Distributor and returned to DIAMANT™ all displays for the Products and other promotional materials provided by DIAMANT™ to the Distributor.

12.03 Provided that DIAMANT™ and the Distributor have complied with all the terms and conditions hereof, this Agreement shall be automatically renewed at the completion of the Initial Term and shall continue on the same terms and conditions as contained herein for up to one (1) successive five (5) year period (the "Renewal Term"), unless either party shall have provided ninety (90) days' prior written notice that the Agreement shall not be automatically renewed for a Renewal Term.

12.04 Notwithstanding the provisions contained in Section 14.01 below, the parties hereto agree that this Agreement shall terminate with 30 days written notice to either party upon the occurrence of any one or more of the following events:

(a) the Distributor fails to purchase the required quantity of the Products pursuant to Section 7.00 hereof;

(b) if DIAMANT™ (or the Distributor) shall file an assignment in bankruptcy or be or become bankrupt upon the appointment of a receiver for all or substantially all of the property or assets of DIAMANT™ (or the Distributor) or upon the making by DIAMANT™ (or the Distributor) of any assignment or attempted assignment for the benefit of creditors or upon the institution by DIAMANT™ (or the Distributor) of any act or proceeding for the winding up of its business or upon the sale or other disposition by DIAMANT™ (or the Distributor) of all or substantially all of its property and assets or upon any governmental authority exercising any power or authority resulting in expropriation or, confiscation of the property of or intervention in the affairs of DIAMANT™ (or the Distributor) in such a manner and to such an extent as to materially affect the ability of DIAMANT™ (or the Distributor) to promote, distribute, sell or create a demand for the Products in the Territory. In the event that DIAMANT™ (or the Distributor) fails to carry out and perform any of its obligations whatsoever or breaches any of its covenants whatsoever hereunder, the other party may give notice to the defaulting party specifying the nature of the default and indicating the intention of the party giving the notice to terminate this agreement effective on the last day of the month following the month in which such notice was given unless such default has been remedied by that date. In the event that the default is not remedied by the party receiving such notice on or before the thirtieth (30th) day after the giving of such notice, unless the party giving notice of the default shall give notice that the default is waived, this Agreement and the distributorship hereby created shall forthwith terminate as indicated in the notice.

12.05 Upon termination of this Agreement:

(a) the Distributor shall discontinue any and all representations or implications that it is a distributor for or is otherwise affiliated with DIAMANT™; and

(b) DIAMANT™ shall have the option to repurchase from the Distributor any of the Products in the Distributor's inventory at the cost to the Distributor for such Products, less any amount then owing from the Distributor to DIAMANT™. Neither DIAMANT™ nor the Distributor shall be liable to the other by reason of the termination of this Agreement for any damages, whether direct, consequential or incidental, on account of the loss of prospective profits on anticipated sales or on account of expenditures, investments, leases or commitments in connection with the business or goodwill for the other or otherwise, arising from the termination of this Agreement.

13.00 Use of Trademarks

13.01 With respect to the use of any of the trademarks associated with the Products, now or at any time registered in the name of DIAMANT™ (the "Trademarks"), the parties agree as follows:

(a) all representations of any Trademarks which the Distributor intends to use in any promotional materials (the "Materials") shall be submitted to DIAMANT™ for prior approval of design, colour and other details and no Materials containing any of the Trademarks shall be distributed by the Distributor or on behalf of the Distributor without the written approval of DIAMANT™; and

(b) DIAMANT™ shall not withhold its approval unreasonably and, unless DIAMANT™ has advised the Distributor in writing within three (3) business days of receipt of the Materials for approval that DIAMANT™ does not approve of the use of such Materials, DIAMANT™ shall be deemed to have approved of the use of such materials.

13.02 The Distributor shall not change or vary any of the Trademarks nor use any other Trademarks, which are similar to or substantially similar to, or so nearly resembling the Trademarks so as to be likely to cause deception or confusion to the public.

13.03 Unless otherwise provided in this Agreement, the Distributor shall accompany any and all print use of the Trademarks with an asterisk printed closely adjacent to each printed representation of the Trademarks, to which will be related on the same page the legend "DIAMANT™ Trademark".

13.04 With respect to the use of the Trademarks the Distributor agrees as follows:

(a) the Distributor recognizes that DIAMANT™ is the owner of the Trademarks and all the goodwill therein and agrees that the same shall remain vested in DIAMANT™ both during the term of this Agreement and thereafter and that the use of the Trademarks by the Distributor shall be used on behalf and for the benefit of DIAMANT™. The Distributor agrees not to challenge the validity or ownership of the Trademarks and/or the goodwill therein; and

(b) any goodwill which the Distributor may acquire from the use of the Trademarks shall vest in and become the absolute property of DIAMANT™ and the Distributor undertakes and agrees at the request and expense of DIAMANT™, whether before or after the termination of this Agreement, to execute all such instruments and to do all such acts as may be necessary and desirable to vest absolutely in DIAMANT™ the said goodwill.

14.00 Non-Competition

14.01 The Distributor hereby covenants and agrees that during the term of this Agreement, and for a period of 180 days (one hundred and eighty days) following the termination of this Agreement, the Distributor shall not, for whatever reason and with or without cause, either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company, corporation or entity as principal, agent, employee, shareholder, owner, investor, partner or in any other manner whatsoever, directly or indirectly, carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit its name or any part thereof to be used or employed by any person or persons, firm, association, syndicate, company, corporation or entity engaged in or concerned with or interested in the business of manufacturing, producing, marketing, distributing or selling, for wholesale or retail, any products similar to or competitive with the Products within the Territory.

14.02 The parties agree that all of the restrictions contained herein are applicable only to NON-PVC (polyvinyl chloride) food wrap stretch film.

15.00 Confidential Information

15.01 The Distributor agrees that all information, knowledge and data of a confidential nature ("Confidential Information") which it shall acquire or which may come to its knowledge during the term this Agreement shall at all times (both during the term of this Agreement and subsequent to the termination thereof) and for all purposes be held by the Distributor in confidence and the Distributor agrees that it shall not (both during the term of this Agreement and subsequent to the termination thereof) disclose, divulge, communicate orally, in writing or otherwise to any person or persons any Confidential Information. Notwithstanding the above, the Distributor shall be entitled to disclose such Confidential Information to its duly appointed Subdistributors. For the purposes hereof, "Confidential Information" includes, but is not limited to information emanating from DIAMANT™, its associates, affiliates, agents or suppliers or conceived or developed by DIAMANT™ concerning research, development, patents, copyright, industrial property rights, marketing plans and strategies, profits, costs, pricing and systems of procedure.

15.02 Immediately following the termination of this Agreement, the Distributor agrees to transfer and deliver to DIAMANT™ all documents, notebooks, charts, files and records containing or referencing Confidential Information including copies, summaries, and notes in its possession or control.

16.00 Suggested Trade Prices

16.01 The Distributor acknowledges that it is under no obligation to accept any suggested trade price for the Products, which may from time to time be communicated to the Distributor by DIAMANT™. Such suggested trade prices are provided by DIAMANT™ for guidance only. DIAMANT™ acknowledges that the Distributor shall in no way suffer in its business relations with DIAMANT™ or any other person if it fails to accept such suggested trade prices.

17.00 Assignment Rights

17.01 The parties hereto agree that the Distributor shall NOT without the expressed consent of DIAMANT™ be entitled to assign this Agreement to a third party (the "Assignee") provided the Assignee agrees to be bound by the terms and conditions contained herein.

20.00 General

20.01 All notices, requests, demands or other communications (collectively, "Notices") by the terms hereof required or permitted to be given by one party to any other party, or to any other person shall be given in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission to such other party as follows:

(a)	To DIAMANT™ at:	7100 Warden Ave., Unit 5
Markham, Ontario, Canada
L3R 8B5

(b)	To Distributor at:	910 West Little York
Houston, Texas 77027 U.S.A.

or at such other address as may be given by such person to the other parties hereto in writing from time to time. If any party bound hereby or any permitted transferee of shares hereunder shall not have given the parties hereto notice setting forth an address for the giving of Notices, the Notice for such person shall be deemed to have been properly given if given in accordance with the terms hereof as if given to the transferor(s) of such shares.

All such Notices shall be deemed to have been received when delivered or transmitted, or, if mailed, 48 hours after 12:01 a.m. on the day following the day of the mailing thereof. If any Notice shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such Notice shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted all Notices shall be given by personal delivery or by facsimile transmission.

20.02 The parties shall sign such further and other documents, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

20.03 This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument.

20.04 Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

20.05 This Agreement constitutes the entire Agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties rely upon or regard as material, any representations or writings whatever not incorporated herein and made a part hereof and may not be amended or modified in any respect except by written instrument signed by the parties hereto. The Schedules referred to herein are incorporated herein by reference and form part of the Agreement.

20.06 This Agreement shall endure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

20.07 Unless otherwise provided for herein, all monetary amounts referred to herein shall refer to the lawful money of Canada.

20.08 The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

20.09 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and each of the parties hereto agrees irrevocably to conform to the non-exclusive jurisdiction of the Courts of such Province.

20.10 In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders and the word "person" shall include an individual, a trust, a partnership, a body corporate, an association or other incorporated or unincorporated organization or entity.

20.11 When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, then the time period in question shall end on the first business day following such non-business day.

20.12 Any references in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

20.13 If any Article, Section or any portion of any Section of this Agreement is determined to be unenforceable or invalid for any reason whatsoever that unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, Section or portion thereof shall be severed from the remainder of this Agreement.

20.14 The parties hereto agree that this Agreement may be transmitted by facsimile or such similar device and that reproduction of signatures by facsimile or such similar device will be treated as binding as if original and each party hereto undertakes to provide each and every other party hereto with a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF the parties have duly executed this Distribution Agreement this 1st day of March 2005.

DIAMANT™ FILM INC.

Per: _______________________
Stefan Gudmundsson, President

VICTORY PACKAGING AND GOLDEN STATE
CONTAINER

Per: ______________________________
Theodore Lundy, National Flexible Packaging
Manager

SCHEDULE "A"

To Agreement Between

Product Specifications

- Strictly Confidential -

____________________________________

SCHEDULE "B"

To Agreement Between

The Distributor agrees to purchase minimum quantities subject to our right to terminate your exclusivity rights under the agreement if you fail to order and pay when due. The definitive agreement will provide for minimal annual volumes as set out herein:

- Strictly Confidential -

____________________________________

SCHEDULE "C"

To Agreement Between The Product purchase price

- Strictly Confidential -

____________________________________

SCHEDULE "D"

To Agreement Between Miscellaneous Contract

- Strictly Confidential -